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EXHIBIT 7.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

STATEMENT RE COMPUTATION OF RATIOS

	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
	(In millions of euro)
Cash Operating Profit (COP)
Net income	€272.1	€231.9	€58.0	€52.2	€37.2
Cumulative effect of accounting change for Statement No.142, net of income taxes of €25.0 million in 2002	—	—	94.0	—	—
Minority interests	13.1	11.0	15.8	15.4	4.3
Share of (income) loss of equity method investees	(5.2)	(4.3)	(4.3)	1.6	11.4
Income tax expense	77.4	83.9	73.3	18.2	35.8
Other expenses	8.3	7.1	4.2	6.4	12.1
Other income	(4.2)	(4.9)	(6.5)	(0.2)	—
Gain on sale of investment	—	—	—	—	(24.7)
Interest income	(6.6)	(11.5)	(10.3)	(9.2)	(5.2)
Interest expense	66.9	64.7	70.3	77.3	50.2

Operating profit	421.8	377.9	294.5	161.7	121.1
Add: Amortization of intangible assets	—	—	—	77.8	29.4
Add: Depreciation of property, plant and equipment	283.4	272.9	270.2	236.8	141.0
Add: Impairment of property, plant and equipment	3.6	—	—	—	—

Cash Operating Profit (COP)	€708.8	€650.8	€564.7	€476.3	€291.5

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RETURN ON INVESTED CAPITAL

	December 31, 2004	December 31, 2003	December 31, 2002
	(In millions of euro, except percentages)
Tax Shield:
Interest expense	(66.9)	(64.7)	(70.3)
Greek statutory tax rate	35%	35%	35%

	(23.4)	(22.6)	(24.6)
Amended Profit and Loss
Operating profit	421.8	377.9	294.5
Add: Amortization of intangible assets	—	—	—
Less: Income tax expense	(77.4)	(83.9)	(73.3)
Less: Tax shield	(23.4)	(22.6)	(24.6)

	321.0	271.4	196.6
Capital Employed
Cash and cash equivalents	€(31.3)	€(35.5)	€(101.3)
Short-term borrowings	76.0	84.4	313.1
Current portion of long-term debt	—	295.9	200.0
Current portion of capital lease obligations	15.0	10.8	10.7
Long-term debt, less current portion	1,424.6	1,302.9	950.9
Capital lease obligations, less current portion	32.5	30.8	28.4

Net borrowings	1,516.8	1,689.3	1,401.8
Shareholders' equity	2,561.0	2,256.3	2,713.2

Capital employed	€4,077.8	€3,945.6	€4,115.0

Return on Invested Capital (ROIC)	7.9%	6.9%	4.8%

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RATIO OF EARNINGS TO FIXED CHARGES

	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
	(In millions of euro, except ratios)
Earnings
Income before income taxes	357.4	322.5	236.8	87.4
Add: fixed charges	77.7	72.9	80.7	84.5
Less: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	(1.0)	(1.0)	(1.4)

Total earnings	435.1	394.4	316.5	170.5
Fixed Charges
Amortization of deferred financing costs	7.8	3.2	4.9	0.9
Interest on bank loans and overdrafts	52.2	54.8	60.5	70.9
Interest on other loans	0.2	1.7	4.0	3.1
Interest on capital leases	2.0	2.3	1.8	1.6
Rental expense on operating leases	15.5	10.9	9.5	8.0

Total fixed charges	77.7	72.9	80.7	84.5
Ratio of Earnings to Fixed Charges	5.6	5.4	3.9	2.0

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COCA-COLA HELLENIC BOTTLING COMPANY S.A. STATEMENT RE COMPUTATION OF RATIOS
COCA-COLA HELLENIC BOTTLING COMPANY S.A. RETURN ON INVESTED CAPITAL
COCA-COLA HELLENIC BOTTLING COMPANY S.A. RATIO OF EARNINGS TO FIXED CHARGES